3.1 Articles of Amendment to Articles of Organization of Medical Information Technology, Inc., dated November 30, 2020

Articles of Amendment
(General Laws Chapter 156D, Section 10.06; 950 CMR 113.34)

(1) Exact name of corporation: Medical Information Technology, Inc.

(2) Registered Office address: MEDITECH Circle, Westwood, MA 02090

(3) These articles of amendment affect article(s): ARTICLE III

(4) Date adopted: November 30, 2020

(5) Approved by: the board of directors and the shareholders in the manner required by law and the articles of organization.

(6) State the article number and text of the amendment. Unless contained in the text of the amendment, state the provisions for implementing the exchange, reclassification or cancellation of issued shares.

Article III shall be amended to read as follows:

Article III

The total number of shares of capital stock that the Company shall have authority to issue shall consist of 8,000 shares of common stock, par value $1.00 per share ("Common Stock"). Upon the filing and effectiveness (the "Effective Time") of these Articles of Amendment, each 5,000 shares of issued Common Stock issued and outstanding immediately prior to the Effective Time shall be reclassified into, and shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined and changed into and become, one validly issued, fully-paid and nonassessable share of Common Stock, without increasing or decreasing the par value of each share of Common Stock (the "Reverse Stock Split"). Notwithstanding the foregoing, no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Stock Split Common Stock otherwise issuable to such holder), shall be entitled to receive cash (without interest) for such holder's fractional share in an amount equal to $45.00 per share of Common Stock held prior to the Reverse Stock Split. The Reverse Stock Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Stock Split Common Stock resulting from the Reverse Stock Split and held by a single record holder shall be aggregated.

To change the number of shares and the par value, if any, of any type, or to designate a class or series, of stock, or change a designation of class or series of stock, which the corporation is authorized to issue, complete the following:

Total authorized prior to amendment:

	WITH PAR VALUE
TYPE	NUMBER OF SHARES	PAR VALUE
Common stock	40,000,000	$1.00

Total authorized after amendment:

	WITH PAR VALUE
TYPE	NUMBER OF SHARES	PAR VALUE
Common stock	8,000	$1.00